UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Decker, Richard C.
   2728 N. Harwood
   Dallas, TX  75201
   USA
2. Issuer Name and Ticker or Trading Symbol
   3333 Holding Corporation
   trades in tandem with Centex Corporation - CTX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $0.01 par val|8/24/9|M(1)| |0.1174(2)         |A  |$13.375(3) |                   |      |                           |
ue per share               |8     |    | |                  |   |           |                   |      |                           |
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Common Stock, $0.01 par val|8/24/9|S(1)| |0.1174(2)         |D  |$42.5625(3)|                   |      |                           |
ue per share               |8     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option Right to Buy   |$13.375 |8/24/|M(1)| |0.1174(2)  |D  |____(|7/26/|Common Stock|0.1174(|       |1.052(2)    |   |            |
                      |        |98   |    | |           |   |4)   |06   |            |2)     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) This exercise and/or sale was made pursuant to and in reliance upon the exemption contained in Rule 16b-3.
(2) Pursuant to a Nominee Agreement dated November 30, 1987, each person who is the beneficial owner of shares of Centex Corporation ("Centex") Common Stock is also the beneficial owner of an undivided interest in
1,000 shares (the "Shares") of common stock of 3333 Holding Corporation, which Shares are held of record by
Chemical Bank as successor nominee. Each beneficial owner's proportionate ownership of the Shares is based on the number of Centex Common Stock he owns divided by the total number of shares of Centex Common Stock outstanding from time to time. Until the Nominee Agreement is terminated with respect to the Shares and certificates evidencing the Shares are issued in the name of the beneficial owners thereof, the Reporting Person has no right to obtain a certificate evidencing his beneficial interest in the Shares or to dispose of the Shares separate from Centex Common Stock. Computations set forth in this Form have been made using 59,612,775 shares of Centex Common Stock outstanding as reported in Centex Corporation's Form 10-Q for fiscal quarter ending June 30,
1998.
(3) Per share of Common Stock of Centex
Corporation.
(4) Centex Corporation Employee Stock Option granted 7/26/96. Options vest at the rate of 20% a year beginning on the second anniversary of the
grant.
SIGNATURE OF REPORTING PERSON
/s/ Richard C. Decker
DATE
September 1, 1998